Exhibit 99.1

The terms, conditions and definitions used in the Offer and the Circular of Hydrogenics Corporation dated September 21, 2009 (and any amendments thereto) are incorporated by reference in this Letter of Acceptance and Transmittal.  The Instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed.

LETTER OF ACCEPTANCE AND TRANSMITTAL

in respect of the Offer dated September 21, 2009 by

HYDROGENICS CORPORATION

to acquire all of the issued and outstanding units
(and associated rights issued under the unitholder rights plan)

of

ALGONQUIN POWER INCOME FUND

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 12:01 A.M. (LOCAL TIME AT THE PLACE OF DEPOSIT) ON OCTOBER 27, 2009 UNLESS THE OFFER IS EXTENDED, VARIED OR WITHDRAWN (the “Expiry Time”).

USE THIS LETTER OF TRANSMITTAL IF:

1.                                            YOU ARE DEPOSITING ONE OR MORE UNIT CERTIFICATE(S); OR

2.                                            YOU ARE FOLLOWING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE

This Letter of Acceptance and Transmittal (“Letter of Transmittal”), is for use by holders (the “Unitholders”) of trust units of Algonquin Power Income Fund (“APIF”) and the associated rights (the “APIF Rights”) issued under the unitholder rights plan of APIF (together, the “Units”) in connection with the offer dated September 21, 2009 (the “Offer”) made by Hydrogenics Corporation (the “Offeror”) to acquire all of the issued and outstanding Units.  Under the Offer, each Unitholder who validly deposits and does not withdraw Units under the Offer is entitled to receive, in respect of each Unit, one common share of a new class of common shares of the Offeror (the “Common Shares”).  This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for Units deposited pursuant to the Offer.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal.  Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Offer and related circular dated September 21, 2009 (the “Circular”) have the respective meanings set out in the Offer and the Circular.

Unitholders may accept the Offer by following the procedures for a book-entry transfer established by CDS Clearing and Depositary Services Inc. (“CDS”), provided that a Book-Entry Confirmation through CDSX is received by CIBC Mellon Trust Company (the “Depositary”) at its principal office in Toronto, Ontario prior to the Expiry Time.  The Depositary has established an account at CDS for the purpose of the Offer.  Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of the Units into the Depositary’s account in accordance with CDS procedures for such transfer.  Delivery of Units to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.  Notwithstanding the foregoing, Unitholders, through their CDS Participants, must provide instructions to CDS by 7:00 p.m. (Toronto time) on October 26, 2009 to tender their Units, as CDS’s on-line tendering system will not accept tenders of Units after such time.

Unitholders, who through their respective CDS participants, use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Unitholders may also accept the Offer by following the procedure for book-entry transfer established by the Depositary Trust Company (“DTC”), provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), together with any required signature guarantees, and any other required documents, are received by the Depositary at its principal office in Toronto, Ontario prior to the Expiry Time.  Delivery of Units to the Depositary by means of a book-entry transfer in accordance with the procedures for book-entry transfer established by DTC will constitute a valid tender in accordance with the terms of the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN ONE SET FORTH ON THE LAST PAGE OF THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

TO:	HYDROGENICS CORPORATION
AND TO:	CIBC MELLON TRUST COMPANY, at its offices set out herein.

The undersigned delivers to you the enclosed certificate(s) representing Units.  Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Units upon the terms and conditions contained in the Offer and this Letter of Transmittal.  The following are the details of the enclosed certificate(s):

Certificate Number(s) (if available)	Name and Address of Registered Unitholder of Units (please print)	Number of Units Represented by Certificate	Number of Units Deposited*

TOTAL

(Please print or type.  If space is insufficient, please attach a list to this Letter of Transmittal in above form.)

* Unless otherwise indicated, the total number of Units evidenced by all certificates delivered will be deemed to have been deposited.  See Instruction 5 herein, “Partial Tenders”.

The undersigned acknowledges receipt of the Offer and the Circular and acknowledges entering into a binding agreement between the undersigned and the Offeror in accordance with the terms of the Offer and this Letter of Transmittal.  The undersigned represents and warrants that (a) the person signing this Letter of Transmittal has good and sufficient authority to deposit, sell, assign and transfer the Units deposited under the Offer with this Letter of Transmittal (the “Deposited Securities”) (b) the Deposited Securities have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or otherwise transfer any of the Deposited Securities, to any other person; (c) when the Deposited Securities are taken up and paid for by the Offeror, the Offeror will acquire good title to the Deposited Securities free from all liens, restrictions, charges, encumbrances, claims, adverse interests and equities and together with all rights and benefits arising therefrom; and (d) the deposit of such Deposited Securities complies with applicable laws.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer, the Circular and in this Letter of Transmittal, subject only to the provisions of the Offer regarding withdrawal rights, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Securities and delivers to you the enclosed certificate(s) representing the Deposited Securities and, on and subject to the terms and conditions of the Offer, the undersigned hereby deposits, sells, assigns and transfers to, or upon the order of, the Offeror all of the right, title and interest of the undersigned in and to the Deposited Securities together with all rights and benefits arising therefrom.

The undersigned irrevocably constitutes and appoints each officer of the Depositary and each director and officer of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of such holder with respect to the Deposited Securities taken up and paid for under the Offer by the Offeror, with full power of substitution and resubstitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the holder: (a) register or record the transfer or cancellation of such Deposited Securities on the appropriate registers maintained by or on behalf of APIF; (b) vote, execute and deliver as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Securities, revoke any such instrument, authorization and consent, or designate in any such instrument, authorization or consent, any person or persons as the proxyholder or the proxy nominee or nominees of the holder in respect of such Deposited Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special, extraordinary or otherwise or any adjournment or postponement thereof) of holders of relevant securities of APIF; (c) execute and negotiate any cheques or other instruments representing any distributions payable to or to the order of, or endorsed in favour of, a holder of such Deposited Securities; (d) exercise any rights of the holder with respect to such Deposited Securities and distributions; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey the Deposited Securities and distributions to the Offeror.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by it at any time with respect to the Deposited Securities and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Securities by or on behalf of the holder, unless the relevant Deposited Securities are not taken up and paid for under the Offer.

The undersigned agrees not to vote any of the Deposited Securities taken up and paid for under the Offer at any meeting (whether annual, special, extraordinary or otherwise or any adjournment or postponement thereof) of Unitholders, and not to exercise any of the other rights or privileges attaching to any of such Deposited Securities or otherwise act with respect thereto.

The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the holder in respect of such Deposited Securities and covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Securities to the Offeror and acknowledges that each authority conferred or agreed to be conferred by the holder may be exercised during any subsequent legal incapacity of the holder and shall, to the extent permitted by law, survive the incapacity, bankruptcy or insolvency of the holder and all obligations of the holder shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up and paying for the Deposited Securities, to mail the certificate(s) representing the Common Shares by first class mail, postage prepaid, or to hold such certificate(s) for pick-up, in accordance with the instructions given below.

Fractional Common Shares will not be issued in connection with the Offer. The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or by the Depositary to persons depositing the Units on the purchase price of the Deposited Securities purchased by the Offeror, regardless of any delay in making such payment.

If for any reason any Deposited Securities are not taken up and paid for pursuant to the terms and conditions of the Offer, any certificate(s) representing Deposited Securities that are not purchased will be returned to the depositing Unitholder, at the Offeror’s expense, as soon as practicable following the completion, termination or withdrawal of the Offer, by returning the deposited certificates and other relevant documents (in the name of and to the address specified by the undersigned herein, or if such name or address is not so specified, in such name and to such address as shown on the register maintained by or on behalf of APIF) by first class mail, postage prepaid or, in the case of Units deposited by book-entry transfer of such Units into the Depositary’s account at CDS or DTC, as applicable, crediting such Units to the Unitholder’s account maintained with CDS or DTC, as applicable.  The undersigned acknowledges that the Offeror has no obligation pursuant to the instruction given below to transfer any Deposited Securities from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Securities.

The undersigned acknowledges and agrees that (a) all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of any tender of Units will be determined by the Offeror, in its sole discretion, which determination will be final and binding; (b) the Offeror reserves the absolute right to reject any and all deposits of Units determined by it not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction; (c) the Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, or (ii) any defect or irregularity in any tender of Units; (d) no tender of Units will be deemed to be properly made until all defects and irregularities have been cured or waived; (e) none of the Offeror, the Depositary or any other person will be under any duty to give notice of any defect or irregularity in any deposit or notice of withdrawal or incur any liability for failure to give any such notice; (f) the Offeror’s interpretation of the terms and conditions of the Offer (including the Offer to Purchase, the Circular and this Letter of Transmittal) will be final and binding; and (g) the Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer herein.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language.  En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BLOCK A	BLOCK B
ISSUE CERTIFICATE(S) IN THE NAME OF: (please print)	SEND CERTIFICATE(S) (Unless Block “D” is checked) TO:

(Name)	(Name)

(Street Address and Number)

(City and Province or State)	(Street Address and Number)

(Country and Postal (Zip) Code)

(Telephone - Business Hours)	(City and Province or State)

(Social Insurance or Social Security Number)	(Country and Postal (Zip) Code)

BLOCK C	BLOCK D
U.S. residents/citizens must provide their Taxpayer Identification Number	☐ HOLD CERTIFICATE(S) FOR PICK-UP

Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature	Signature of Unitholder or Authorized Representative

Name of Guarantor (please print or type)	Name of Unitholder (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative (please print or type)
(if applicable)

Day Time Telephone and Facsimile of Unitholder or Day Time Telephone Number and Facsimile of Authorized Representative

INSTRUCTIONS

1.                                      Use of Letter of Acceptance and Transmittal

(a)                                  A properly completed and duly executed copy of this Letter of Transmittal (or a manually signed facsimile copy thereof), with the signature(s) guaranteed in accordance with the instructions herein, and all other documents required by the terms of the Offer and this Letter of Transmittal, together with accompanying certificates representing the Deposited Securities (or, alternatively, a book-entry transfer for Unitholders accepting the Offer by following the procedures for book-entry transfer established by CDS or DTC, as applicable, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Acceptance and Transmittal (or a manually executed facsimile thereof)), must be received by the Depositary at any of the offices specified below before 12:01 a.m. (local time at the place of deposit) on October 27, 2009 (or, alternatively, Unitholders accepting the Offer using book-entry transfer must ensure that the required Book-Entry Confirmations are sent to the Depositary at its principle office in Toronto, Ontario), unless the Offer is extended, withdrawn or varied.

(b)                                 The method used to deliver this Letter of Transmittal, any accompanying certificates representing Deposited Securities and all other documents required by the terms of the Offer and this Letter of Transmittal, is at the option and risk of the person delivering the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of the offices specified below, and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.  Unitholders whose Units are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Units.

2.                                      Signatures

This Letter of Transmittal must be filled in and signed by the holder of Units accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 4, “Fiduciaries, Representatives and Authorizations” below).

(a)                                  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.  If such deposited certificate(s) is or are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)                                 If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if Deposited Securities not purchased are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of APIF:

a.                    such deposited certificate(s) must be endorsed or accompanied by appropriate share transfer power of attorney, in each case duly and properly completed by the registered owner(s); and

b.                   the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed by an Eligible Institution as noted in Instruction 3, “Guarantee of Signatures” below.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States.

3.                                      Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Securities, or if Deposited Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of APIF, or if the certificate(s) for the shares issued as consideration for the Deposited Securities are to be issued in the name of a person other than the registered owner(s) of the Deposited Securities, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate is executed by a person as or on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of their appointment and authority to act.  Either the Offeror or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

5.                                      Partial Tenders

If less than the total number of Units evidenced by any certificate submitted is to be deposited under the Offer, fill in the number of Units to be deposited in the appropriate space on this Letter of Transmittal.  In such case, new certificate(s) for the number of Units not deposited will be sent to the registered holder, unless otherwise provided, as soon as practicable after the Expiry Time.  The total number of Units evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

6.                                      Miscellaneous

(a)                                  If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Securities, additional certificate numbers and number of Deposited Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Deposited Securities are registered in different forms (e.g. ‘John Doe’ and ‘J. Doe’), a separate Letter of Transmittal should be signed for each different registration.

(c)                                  No alternative, conditional or contingent deposits will be accepted and no fractional Units will be purchased.  All depositing Unitholders, by execution of this Letter of Transmittal (or a manually signed facsimile copy hereof), waive any right to receive any notice of the acceptance of Deposited Securities for payment, except as required by applicable law.

(d)                                 The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Each party to an agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e)                                  Deposits of Units will not be accepted from or on behalf of Unitholders in any jurisdiction in which the making or acceptance of this Offer would not be in compliance with the applicable laws of such jurisdiction.

(f)                                    Additional copies of the Offer, the Circular and this Letter of Transmittal may be obtained without charge from the Depositary at any of the offices at the addresses listed below or may be found on www.sedar.com.

7.                                      Lost Certificates

If a unit certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary at its principal office in Toronto, Ontario.  The Depositary will respond with the replacement requirements.

8.                                      Assistance

The Depositary (see back cover page for its address and telephone number) or your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor will be able to assist you in completing this Letter of Transmittal.

This Letter of Transmittal or a manually signed facsimile (together with certificates for Deposited Securities and all other required documents) must be received by the Depositary at or prior to the Expiry Time.

Offices of the Depositary, CIBC Mellon Trust Company

By First Class Mail

P.O. Box 1036

Adelaide Street Postal Station

Toronto, ON

M5C 2K4

Attention: Corporate Restructures

By Registered Mail, by Hand or

by Courier

Toronto	Vancouver
199 Bay Street Commerce Court West	1066 West Hastings Street Suite 1600
Toronto, ON M5L 1G9 Securities Level Courier Window Attention: Corporate Restructure	Vancouver, B.C. V6E 3X1

Enquiries

Toll-Free: 1-800-387-0825

Local/Overseas: 1-416-643-5500

Email: inquiries@cibcmellon.com

Any questions and requests for assistance or additional copies of the Offer and Circular, as varied from time to time, and this Letter of Transmittal may be directed by Unitholders to the Depositary at the telephone numbers and addresses set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance concerning the Offer.